Exhibit 99.2

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2013 and 2012

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Executive Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ Michael E. Roach	/s/ R. David Anderson
Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 13, 2013

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	1

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company’s 2013 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2013, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2013, has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ Michael E. Roach	/s/ R. David Anderson
Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 13, 2013

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2013, and our report dated November 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 13, 2013

1.	CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2013 and 2012 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2013 and 2012 and its financial performance and its cash flows for the years ended September 30, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	4

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.’s internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated November 13, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 13, 2013

1.	CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	5

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except share data)

	2013	2012
	$	$
Revenue	10,084,624	4,772,454

Operating expenses
Costs of services, selling and administrative (Note 22)	9,012,310	4,226,859
Acquisition-related and integration costs (Note 25b)	338,439	254,973
Finance costs (Note 24)	113,931	42,099
Finance income	(4,362)	(5,318)
Other income	—	(3,955)
Foreign exchange gain	(3,316)	(1,134)
Share of profit on joint venture	—	(3,996)

	9,457,002	4,509,528

Earnings before income taxes	627,622	262,926
Income tax expense (Note 15)	171,802	131,397

Net earnings	455,820	131,529

Earnings per share (Note 20)
Basic earnings per share	1.48	0.50
Diluted earnings per share	1.44	0.48

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	6

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2013	2012 (Revised – Note 25)
	$	$
Net earnings	455,820	131,529

Net unrealized gains (losses) on translating financial statements of foreign operations (net of income taxes) (Note 25a)	297,761	(19,626)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(143,785)	10,766
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	134	(11,615)
Net unrealized actuarial (losses) gains (net of income taxes)	(30,845)	5,210
Net unrealized (losses) gains on investments available for sale (net of income taxes)	(1,704)	987

Other comprehensive income (loss)	121,561	(14,278)

Comprehensive income	577,381	117,251

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	7

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2013	2012 (Revised – Note 25)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	106,199	113,103
Short-term investments	69	14,459
Accounts receivable (Note 5)	1,205,625	1,412,935
Work in progress	911,848	697,132
Prepaid expenses and other current assets	219,721	235,962
Income taxes	17,233	39,877

Total current assets before funds held for clients	2,460,695	2,513,468
Funds held for clients (Note 6)	222,469	202,407

Total current assets	2,683,164	2,715,875
Property, plant and equipment (Note 7)	475,143	481,480
Contract costs (Note 8)	140,472	168,650
Intangible assets (Note 9)	708,165	787,779
Other long-term assets (Note 10)	110,321	94,625
Deferred tax assets (Note 15)	368,217	348,689
Goodwill (Note 11)	6,393,790	6,093,134

	10,879,272	10,690,232

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,125,916	1,286,031
Accrued compensation	713,933	522,564
Deferred revenue	508,267	535,902
Income taxes	156,358	176,962
Provisions (Note 12)	223,074	250,687
Current portion of long-term debt (Note 13)	534,173	52,347

Total current liabilities before clients’ funds obligations	3,261,721	2,824,493
Clients’ funds obligations	220,279	197,986

Total current liabilities	3,482,000	3,022,479
Long-term provisions (Note 12)	109,011	126,138
Long-term debt (Note 13)	2,332,377	3,196,061
Other long-term liabilities (Note 14)	591,763	657,121
Deferred tax liabilities (Note 15)	155,329	147,452
Retirement benefits obligations (Note 16)	153,095	118,078

	6,823,575	7,267,329

Equity
Retained earnings	1,551,956	1,113,225
Accumulated other comprehensive income (Note 17)	121,855	294
Capital stock (Note 18)	2,240,494	2,201,694
Contributed surplus	141,392	107,690

	4,055,697	3,422,903

	10,879,272	10,690,232

See Notes to the consolidated financial statements.

Approved by the Board

/s/ Michael E. Roach	/s/ Serge Godin
Michael E. Roach	Serge Godin
Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	8

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012, as retrospectively revised	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the year	455,820	—	—	—	455,820
Other comprehensive income for the year	—	121,561	—	—	121,561

	1,569,045	121,855	2,201,694	107,690	4,000,284
Share-based payment costs (Note 19c)	—	—	—	31,273	31,273
Income tax impact associated with stock options	—	—	—	15,232	15,232
Exercise of stock options (Note 18)	—	—	51,971	(12,531)	39,440
Exercise of performance share units (“PSUs”) (Note 18)	—	—	272	(272)	—
Repurchase of Class A subordinate shares (Note 18)	(17,089)	—	(5,780)	—	(22,869)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(7,663)	—	(7,663)

Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity (Revised - Note 25)
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the year	131,529	—	—	—	131,529
Other comprehensive loss for the year (Note 25a)	—	(14,278)	—	—	(14,278)

	1,189,128	294	1,178,559	98,501	2,466,482
Share-based payment costs (Note 19c)	—	—	—	12,520	12,520
Income tax impact associated with stock options	—	—	—	12,626	12,626
Issuance of Class A subordinate shares, net of transaction costs (Note 18)	—	—	999,178	—	999,178
Exercise of stock options (Note 18)	—	—	64,033	(16,010)	48,023
Repurchase of Class A subordinate shares (Note 18)	(75,903)	—	(26,942)	—	(102,845)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust (Note 18)	—	—	1,118	53	1,171

Balance as at September 30, 2012, as retrospectively revised	1,113,225	294	2,201,694	107,690	3,422,903

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	9

Consolidated Statements of Cash Flows

For the years ended September 30

(tabular amounts only are in thousands of Canadian dollars)

	2013	2012
	$	$
Operating activities
Net earnings	455,820	131,529
Adjustments for:
Amortization and depreciation (Note 23)	435,944	231,398
Deferred income taxes (Note 15)	34,714	(22,306)
Foreign exchange (gain) loss	(4,938)	158
Share-based payment costs (Note 19c)	31,273	12,520
Gain on sale of investment in joint venture	—	(2,981)
Share of profit on joint venture	—	(3,996)
Loss on repayment of debt assumed in business acquisition (Note 25a)	—	83,632
Dividend received from joint venture	—	7,350
Net change in non-cash working capital items (Note 26)	(281,556)	175,958

Cash provided by operating activities	671,257	613,262

Investing activities
Net change in short-term investments	11,843	(5,203)
Business acquisition (including bank overdraft assumed) (Note 25a)	(5,140)	(2,734,795)
Purchase of call options related to business acquisition (Note 25b)	—	(7,146)
Proceeds from sale of investment in joint venture	—	26,000
Proceeds from sale of business	—	4,583
Purchase of property, plant and equipment	(141,965)	(64,555)
Additions to contract costs	(31,207)	(25,325)
Additions to intangible assets	(71,447)	(43,658)
Additions to other long-term assets	—	(2,208)
Purchase of long-term investments	(10,518)	(976)
Proceeds from sale of long-term investments	6,402	—
Payment received from long-term receivable	8,177	4,249

Cash used in investing activities	(233,855)	(2,849,034)

Financing activities
Net change in credit facility	(467,027)	(158,618)
Increase of long-term debt	80,333	2,416,781
Repayment of long-term debt	(68,057)	(62,817)
Repayment of debt assumed in business acquisition (Note 25a)	—	(841,183)
Purchase of Class A subordinate shares held in trust (Note 18)	(7,663)	(14,252)
Sale of Class A subordinate shares held in a trust	—	1,171
Repurchase of Class A subordinate shares (Note 18)	(22,869)	(102,845)
Issuance of Class A subordinate shares, net of transaction costs	39,312	1,047,243

Cash (used in) provided by financing activities	(445,971)	2,285,480

Effect of foreign exchange rate changes on cash and cash equivalents	1,665	2,722

Net (decrease) increase in cash and cash equivalents	(6,904)	52,430
Cash and cash equivalents, beginning of period	113,103	60,673

Cash and cash equivalents, end of period (Note 4)	106,199	113,103

Supplementary cash flow information (Note 26).

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of business solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2013 and 2012 were authorized for issue by the Board of Directors on November 13, 2013.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

Significant estimates and judgements about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following: business combinations, income taxes, contingencies and provisions, revenue recognition (including provisions for estimated contract losses), share-based payments, investment tax credits and other government programs, defined benefits plan obligations and retirement benefits assets, impairment of property, plant and equipment (“PP&E”), intangible assets and goodwill.

A description of the significant estimates and judgements is included in the respective sections within the notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses and hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

Multiple component arrangements

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. A component is considered to be separately identifiable if it has value to the client on a stand-alone basis. Assessing whether an arrangement involving the provision of multiple components has separately identifiable components requires judgement by management. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate of selling price. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments, comprised generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

PP&E, including those items under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Land and buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets as a liability. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives are recognized as a reduction in the rental expense over the lease term.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or development of a qualifying asset are capitalized as part of the cost of the respective asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are expensed in the period they occur.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives and are recorded at cost.

Transition costs

Transition costs consist of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. These costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are primarily granted either in the form of cash payments or as an issuance of equity instruments. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract.

Amortization of contract costs

Contract costs are amortized as services are provided. Amortization of transition costs and pre-contract costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related contract costs, with the excess recorded as a provision and presented in accounts payable and accrued liabilities and other long-term liabilities. At a future date if the contract returns to profitability, the previously recognized impairment loss must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use and goodwill are tested for impairment annually as at September 30.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level (Note 27). Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings. Impairment losses relating to goodwill cannot be reversed in future periods.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of insurance contracts held to fund defined benefit pension and life assurance arrangements, deferred compensation plan assets, long-term investments, retirement benefits assets, long-term receivables, deferred financing fees, long-term maintenance agreements, derivative financial instruments and deposits. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, onerous contracts and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statements purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES (CONTINUED)

Deferred income tax assets and liabilities are recognized directly in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations and the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease using the risk-free interest rates. Estimates include potential revenues from the subleasing of vacated premises.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows using the risk-free interest rates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline. The restructuring provisions are comprised of reduction in headcount.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains or losses on translating financial statements of foreign operations in other comprehensive income.

For the accounts of foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities designated as fair value through earnings (“FVTE”) are measured at their fair values and gains and losses related to periodic revaluations are recorded in the consolidated statements of earnings. Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. All financial assets designated as available for sale are measured at their fair value and any unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, short-term investments (other than those included in funds held for clients) and derivatives (unless they qualify for hedge accounting, refer to “Derivative Financial Instruments and Hedging Transactions”). In addition, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loan and receivables

Trade accounts receivable and cash included in funds held for clients.

Available for sale

Long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt excluding obligations under finance leases and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, investments included in funds held for clients and long-term investments, which are categorized in Level 2.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Hedges on net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES

Cash flow hedges on future revenue

The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

Cash flow hedges on unsecured committed term loan credit facility

The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The above hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

FAIR VALUE HEDGES

Fair value hedges on Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

The cross-currency swaps, the foreign currency forward contracts and the interest rate swaps used as a hedging item are derivative financial instruments and, therefore, are recorded at fair value in the consolidated balance sheets under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS

The Company operates retirement benefit plans of both a defined contribution and defined benefit nature.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefits plans, the defined benefit obligations are calculated annually by independent actuaries using the projected unit credit method. The retirement benefit obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

•	Can only be used to fund employee benefits;

•	Are not available to the Company’s creditors; and

•	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as a non-current financial asset in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, expected rates of return on assets, future salary and pension increases, inflation rates and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other assumptions are based in part on current market conditions.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net finance cost or income. A curtailment arises when a defined benefit pension plan is amended or restructured and results in a significant reduction in plan benefits. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•

IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities. The Company is currently evaluating the impact of these standards on the Company’s consolidated financial statements.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of this standard will not result in any change in the consolidation status of the Company’s subsidiaries.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. Based on the preliminary assessment, the adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income. The presentation of the Company consolidated financial statements will be impacted by this amendment as the Company will group items within its consolidated statements of comprehensive income by items that will and will not be reclassified subsequently to consolidated statements of earnings.

•

IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. Other than for the disclosure requirements, the adoption of this standard will not result in any significant impact on the consolidated financial statements of the Company.

The above standards are effective October 1, 2013 except for IFRS 9 which is effective October 1, 2015, with earlier application permitted.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

4.	Cash and cash equivalents

	As at September 30, 2013	As at September 30, 2012
	$	$
Cash	105,677	86,060
Cash equivalents	522	27,043

	106,199	113,103

5.	Accounts receivable

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Trade	1,018,990	1,239,208
Other[1]	186,635	173,727

	1,205,625	1,412,935

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, research and development tax credits and other job and economic growth creation programs available. The tax credits represent approximately $110,615,000 and $106,491,000 of other accounts receivable in 2013 and 2012, respectively.

The fiscal measures under the Québec Development of E-Business program enable corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015. On July 11, 2013, the government of Québec announced an extension of the fiscal measure under the Québec Development of E-Business program until December 31, 2025. Beginning January 1, 2016, the maximum amount per year per eligible employee for the tax credit will equal $22,500.

6.	Funds held for clients

	As at September 30, 2013	As at September 30, 2012
	$	$
Cash	34,653	11,670
Long-term bonds	187,816	190,737

	222,469	202,407

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2012, revised	56,638	182,553	134,071	413,613	786,875
Additions/transfers	4,038	16,197	18,570	121,060	159,865
Disposals/transfers	—	(8,276)	(13,941)	(60,767)	(82,984)
Foreign currency translation adjustment	1,401	2,747	2,270	11,830	18,248

As at September 30, 2013	62,077	193,221	140,970	485,736	882,004

Accumulated depreciation
As at September 30, 2012	5,240	76,431	40,992	182,732	305,395
Depreciation expense (Note 23)	1,467	28,299	27,788	118,133	175,687
Disposals/transfers	—	(6,393)	(12,730)	(58,871)	(77,994)
Foreign currency translation adjustment	(37)	678	222	2,910	3,773

As at September 30, 2013	6,670	99,015	56,272	244,904	406,861

Net carrying amount as at September 30, 2013	55,407	94,206	84,698	240,832	475,143

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total (Revised – Note 25)
	$	$	$	$	$
Cost
As at September 30, 2011	14,773	125,808	84,046	293,944	518,571
Additions/transfers	23,993	5,021	8,980	58,891	96,885
Additions – business acquisition (Note 25a)	17,617	60,984	43,552	109,486	231,639
Disposals/transfers	—	(9,344)	(2,305)	(46,537)	(58,186)
Foreign currency translation adjustment (Note 25a)	255	84	(202)	(2,171)	(2,034)

As at September 30, 2012	56,638	182,553	134,071	413,613	786,875

Accumulated depreciation
As at September 30, 2011	4,047	65,678	31,767	167,178	268,670
Depreciation expense (Note 23)	1,178	18,189	10,707	62,979	93,053
Disposals/transfers	—	(7,052)	(2,274)	(44,580)	(53,906)
Foreign currency translation adjustment	15	(384)	792	(2,845)	(2,422)

As at September 30, 2012	5,240	76,431	40,992	182,732	305,395

Net carrying amount as at September 30, 2012	51,398	106,122	93,079	230,881	481,480

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

7.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2013			As at September 30, 2012
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,762	7,218	8,544	16,909	5,198	11,711
Computer equipment	105,112	66,117	38,995	103,759	52,201	51,558

	120,874	73,335	47,539	120,668	57,399	63,269

8.	Contract costs

	As at September 30, 2013			As at September 30, 2012 (Revised – Note 25)
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	291,305	165,705	125,600	259,686	111,672	148,014
Incentives	103,058	88,186	14,872	102,061	81,425	20,636

	394,363	253,891	140,472	361,747	193,097	168,650

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

9.	Intangible assets

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total
	$	$	$	$	$
Cost
As at September 30, 2012, revised	130,519	351,355	175,932	819,596	1,477,402
Additions/transfers	23,032	—	27,008	—	50,040
Additions – internally developed	—	28,607	—	—	28,607
Disposals/transfers	(5,824)	(4,641)	(74,329)	(1,382)	(86,176)
Foreign currency translation adjustment	2,646	8,601	1,837	43,790	56,874

As at September 30, 2013	150,373	383,922	130,448	862,004	1,526,747

Accumulated amortization
As at September 30, 2012	78,217	220,317	132,629	258,460	689,623
Amortization expense (Note 23)	29,218	29,302	20,956	114,505	193,981
Disposals/transfers	(5,608)	(4,889)	(72,241)	(1,382)	(84,120)
Foreign currency translation adjustment	1,568	4,877	1,541	11,112	19,098

As at September 30, 2013	103,395	249,607	82,885	382,695	818,582

Net carrying amount as at September 30, 2013	46,978	134,315	47,563	479,309	708,165

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total (Revised – Note 25)
	$	$	$	$	$
Cost
As at September 30, 2011	90,775	299,788	162,699	390,374	943,636
Additions/transfers	4,158	—	19,499	—	23,657
Additions – internally developed	—	35,360	—	—	35,360
Additions – business acquisition (Note 25a)	39,730	32,426	—	462,907	535,063
Disposals/transfers	(4,012)	(8,099)	(5,115)	(29,999)	(47,225)
Foreign currency translation adjustment (Note 25a)	(132)	(8,120)	(1,151)	(3,686)	(13,089)

As at September 30, 2012	130,519	351,355	175,932	819,596	1,477,402

Accumulated amortization
As at September 30, 2011	71,510	213,780	119,051	247,162	651,503
Amortization expense (Note 23)	9,133	21,770	18,472	50,299	99,674
Disposals/transfers	(2,062)	(8,917)	(4,302)	(31,811)	(47,092)
Foreign currency translation adjustment	(364)	(6,316)	(592)	(7,190)	(14,462)

As at September 30, 2012	78,217	220,317	132,629	258,460	689,623

Net carrying amount as at September 30, 2012	52,302	131,038	43,303	561,136	787,779

All intangible assets are subject to amortization.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

10.	Other long-term assets

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements (Note 16)	20,856	19,122
Deferred compensation plan assets (Note 16)	24,752	18,878
Long-term investments	20,333	15,533
Retirement benefits assets (Note 16)	9,175	9,165
Long-term receivables	4,289	8,502
Deferred financing fees	3,856	5,042
Long-term maintenance agreements	6,653	4,891
Derivative financial instruments (Note 30)	2,518	2,098
Deposits	9,960	8,785
Other	7,929	2,609

	110,321	94,625

11.	Goodwill

On August 20, 2012, the Company acquired 100% of the outstanding ordinary shares of Logica plc (“Logica”), a business and technology services company and made a preliminary purchase price allocation. In 2013, the Company modified the preliminary purchase price allocation and the goodwill has been retrospectively revised.

Due to the change in operating segments at October 1, 2012 (Note 27), the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); the Asia Pacific (including Australia, India, Philippines and the Middle east). The Company reallocated goodwill to the revised CGUs using relative fair values.

The Company completed the annual impairment test using the CGUs which are the same as the operating segments as at September 30, 2013 and did not identify any impairment.

The variations in goodwill were as follows:

	2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at October 1, 2012	1,307,707	1,183,338	1,111,702	742,593	793,121	649,510	305,163	6,093,134
Foreign currency translation adjustment	62,692	91,329	—	63,298	34,170	65,501	(16,334)	300,656

As at September 30, 2013	1,370,399	1,274,667	1,111,702	805,891	827,291	715,011	288,829	6,393,790

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

11.	Goodwill (continued)

Impact of the reallocation of goodwill:

	2012 (Revised – Note 25)
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	GIS[1]	Europe & Asia Pacific	Logica	Total
	$	$	$	$	$	$	$	$	$	$	$
As at September 30, 2011	1,275,588	—	980,648	—	—	—	—	202,835	76,951	—	2,536,022
Business acquisition (Note 25a)	—	—	—	—	—	—	—	—	—	3,541,496	3,541,496
Foreign currency translation adjustment (Note 25a)	(70,849)	—	—	—	—	—	—	(880)	(7,011)	94,356	15,616

As at September 30, 2012	1,204,739	—	980,648	—	—	—	—	201,955	69,940	3,635,852	6,093,134
Goodwill reallocation to new CGUs	102,968	1,183,338	131,054	742,593	793,121	649,510	305,163	(201,955)	(69,940)	(3,635,852)	—

As at October 1, 2012	1,307,707	1,183,338	1,111,702	742,593	793,121	649,510	305,163	—	—	—	6,093,134

[1]	Global Infrastructure Services.

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2013	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax discount rate	10.0	12.5	7.6	10.8	10.7	10.5	20.1
Long-term growth rate of net operating cash flows	2.0	2.0	2.0	2.0	2.0	2.0	2.0

As at September 30, 2012	U.S.	Canada	GIS	Europe & Asia Pacific
	%	%	%	%
Assumptions
Pre-tax discount rate	8.7	5.5	7.2	13.2
Long-term growth rate of net operating cash flows	2.0	2.0	2.0	2.0

As Logica was acquired on August 20, 2012, the consideration paid was the best indicator of fair value for this CGU as at September 30, 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

12.	Provisions

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2012, revised	88,670	91,669	53,366	143,120	376,825
Additional provisions	36,687	—	1,722	249,799	288,208
Utilized amounts	(34,490)	(31,332)	(2,375)	(284,106)	(352,303)
Reversals of unused amounts	(1,683)	—	(1,958)	—	(3,641)
Discount rate adjustment and imputed interest	646	—	572	—	1,218
Foreign currency translation adjustment	4,192	5,081	2,929	9,576	21,778

As at September 30, 2013	94,022	65,418	54,256	118,389	332,085

Current portion	41,668	65,418	7,735	108,253	223,074
Non-current portion	52,354	—	46,521	10,136	109,011

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total (Revised – Note 25)
	$	$	$	$	$
As at September 30, 2011	29,703	2,535	7,559	—	39,797
Additional provisions	4,515	1,719	1,672	101,475	109,381
Provisions assumed in business acquisition (Note 25a)	65,115	87,556	46,628	45,713	245,012
Utilized amounts	(10,445)	(2,217)	—	(5,384)	(18,046)
Reversals of unused amounts	(1,135)	—	(2,908)	—	(4,043)
Discount rate adjustment and imputed interest	148	—	205	—	353
Foreign currency translation adjustment (Note 25a)	769	2,076	210	1,316	4,371

As at September 30, 2012	88,670	91,669	53,366	143,120	376,825

Current portion	31,428	91,669	4,750	122,840	250,687
Non-current portion	57,242	—	48,616	20,280	126,138

[1]

As at September 30, 2013, the timing of cash outflows relating to these provisions ranges between one and ten years (one and thirteen years as at September 30, 2012) and was discounted at a weighted average rate of 1.15% (1.21% as at September 30, 2012). As at September 30, 2013, the provision includes $31,899,000 of integration costs ($nil as at September 30, 2012) (Note 25b).

[2]

As at September 30, 2013, litigations and claims include provisions related to tax exposure, contractual disputes, employee claims and other of $34,409,000, $15,434,000 and $15,575,000, respectively (as at September 30, 2012, $55,090,000, $19,939,000 and $16,640,000, respectively).

[3]

As at September 30, 2013, the decommissioning liability was based on the expected cash flows of $56,454,000 ($55,690,000 as at September 30, 2012) and was discounted at a weighted average rate of 0.93% (1.09% as at September 30, 2012). The timing of the settlement of these obligations ranges between one and ten years as at September 30, 2013 (one and fourteen years as at September 30, 2012).

[4]	As at September 30, 2013, the provision includes $249,799,000 of integration costs ($101,475,000 as at September 30, 2012) (Note 25b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

13.	Long-term debt

	As at September 30, 2013	As at September 30, 2012
	$	$
Senior U.S. unsecured notes repayable by a payment of $87,423 (US$85,000) in 2016, $143,990 (US$140,000) in 2018 and $257,125 (US$250,000) in 2021[1]	475,787	467,610
Unsecured committed revolving facility[2]	254,818	691,960
Unsecured committed term loan credit facility[3]	1,974,490	1,933,948
Obligations bearing a weighted average interest rate of 3.27% (3.34% in 2012) and repayable in blended monthly installments maturing at various dates until 2018	79,446	60,812
Obligations under finance leases, bearing a weighted average interest rate of 3.46% (3.85% in 2012) and repayable in blended monthly installments maturing at various dates until 2019	67,928	85,124
Other long-term debt	14,081	8,954

	2,866,550	3,248,408
Current portion	534,173	52,347

	2,332,377	3,196,061

[1]

As at September 30, 2013, an amount of $488,538,000 was drawn, less fair value adjustments relating to interest rate hedge contracts designated as fair value hedges and financing fees for a total of $12,751,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity as at September 30, 2013 of 6.4 years and a weighted average interest rate of 4.57%. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

[2]

The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in December 2016. This facility is bearing interest at Bankers’ acceptance, LIBOR or Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2013, an amount of $254,818,000 was drawn upon this facility at a margin of 1.75% for LIBOR and Banker’s acceptance and 0.75% for the Canadian prime portion. Also, an amount of $34,552,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

On October 31, 2013, the unsecured revolving credit facility of $1,500,000,000 was extended by one year to December 2017 and can be further extended annually. This agreement was accepted by all the lenders except one having a commitment of $50,000,000 which will expire at the original maturity date. All other terms and conditions including interest rates and banking covenants remain unchanged.

[3]

As at September 30, 2013, an amount of $1,983,812,000 was drawn, less financing costs of $9,322,000. The term loan credit facility expires in tranches on May 2014 ($486,738,000), 2015 ($493,998,000) and 2016 ($1,003,076,000). The term loan credit facility is bearing interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2013, the margin paid was 2.00% for LIBOR and Banker’s acceptance and 1.00% for the Canadian prime portion. The term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

Principal repayments on long-term debt over the forthcoming years are as follows:

$
Less than one year	511,949
Between one and two years	518,360
Between two and five years	1,384,198
Beyond five years	406,188

Total principal payments on long-term debt	2,820,695

Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
Less than one year	22,224	1,646	23,870
Between one and two years	23,420	1,039	24,459
Between two and five years	21,887	583	22,470
Beyond five years	397	4	401

Total minimum finance lease payments	67,928	3,272	71,200

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

14.	Other long-term liabilities

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Deferred revenue	225,482	314,758
Estimated losses on revenue-generating contracts	78,390	176,604
Deferred compensation plan liabilities (Note 16)	25,253	19,724
Deferred rent	85,858	94,751
Derivative financial instruments (Note 30)	157,110	32,848
Other	19,670	18,436

	591,763	657,121

15.	Income taxes

	Year ended September 30
	2013	2012
	$	$
Current income tax expense
Current income tax expense in respect of the current year	157,822	151,736
Adjustments recognized in the current year in relation to the income tax expense of prior years	(20,734)	1,967

Total current income tax expense	137,088	153,703
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	35,435	(19,680)
Deferred income tax expense relating to changes in tax rates	27,708	—
Recognition of previously unrecognized temporary differences	(28,429)	(2,626)

Total deferred income tax expense (recovery)	34,714	(22,306)

Total income tax expense	171,802	131,397

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2013	2012
	%	%
Company’s statutory tax rate	26.9	27.3
Effect of foreign tax rate differences	(1.5)	2.9
Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.4)	(0.2)
Non-deductible and tax exempt items	1.0	1.2
Recognition of previously unrecognized temporary differences	(4.5)	—
Effect of non-deductible acquisition-related and integration costs	2.9	18.5
Minimum income tax charge	1.6	0.3
Impact on future tax assets and liabilities resulting from tax rate changes	4.4	—

Effective income tax rate	27.4	50.0

The decrease in Company’s statutory tax rate is explained by the reduction in the federal statutory tax rate from 15.4% to 15.0%.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

15.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2012 (Revised)	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2013
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	96,992	(27,724)	—	—	229	69,497
Tax benefits on losses carried forward	289,323	(10,920)	—	—	22,133	300,536
Accrued compensation	38,518	12,992	—	15,232	2,166	68,908
Retirement benefits	17,448	(2,750)	7,749	—	(489)	21,958
Allowance for doubtful accounts	2,046	3,228	—	—	—	5,274
PP&E, contract costs, intangible assets and other long-term assets	(162,950)	17,932	—	—	(5,400)	(150,418)
Work in progress	(25,382)	(17,107)	—	—	(728)	(43,217)
Goodwill	(35,244)	(4,644)	—	—	(1,438)	(41,326)
Refundable tax credits on salaries	(17,783)	(4,038)	—	—	—	(21,821)
Unrealized gains on cash flow hedges	4,379	(696)	(217)	—	707	4,173
Other liabilities	(6,110)	(987)	4,479	—	1,942	(676)

Deferred income taxes, net	201,237	(34,714)	12,011	15,232	19,122	212,888

	As at September 30, 2011	Additions from business acquisition (Note 25a)	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other (Note 25a)	As at September 30, 2012 (Revised – Note 25)
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	24,884	78,674	(7,473)	—	—	907	96,992
Tax benefits on losses carried forward	7,459	268,569	8,271	—	—	5,024	289,323
Accrued compensation	28,354	2,541	787	—	6,805	31	38,518
Retirement benefits	—	19,387	—	(2,178)	—	239	17,448
Allowance for doubtful accounts	3,255	—	(1,209)	—	—	—	2,046
PP&E, contract costs, intangible assets and other long-term assets	(122,374)	(55,980)	13,769	—	—	1,635	(162,950)
Work in progress	(28,090)	(211)	2,921	—	—	(2)	(25,382)
Goodwill	(33,490)	—	(1,754)	—	—	—	(35,244)
Refundable tax credits on salaries	(14,756)	—	(3,027)	—	—	—	(17,783)
Unrealized gains on cash flow hedges	(1,457)	—	3,236	2,695	—	(95)	4,379
Other liabilities	(3,297)	(10,343)	6,785	548	—	197	(6,110)

Deferred income taxes, net	(139,512)	302,637	22,306	1,065	6,805	7,936	201,237

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Deferred tax assets	368,217	348,689
Deferred tax liabilities	(155,329)	(147,452)

Deferred income taxes, net	212,888	201,237

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

15.	Income taxes (continued)

At September 30, 2013, the Company had $1,920,600,000 in tax losses carried forward and other temporary differences, of which $547,100,000 expire at various dates up to 2029 and $1,373,500,000 have no expiry dates. The Company recognized deferred income tax assets on tax losses carried forward and other temporary differences to the extent that the realization of the related tax benefits through reversal of deferred tax liabilities, future taxable profit and tax planning strategies is probable. The Company recognized a deferred tax asset of $460,800,000 on the losses carried forward and other temporary differences and recognized a valuation allowance of $160,264,000. The resulting net deferred tax asset of $300,536,000 is the amount that is more likely than not to be realized. The valuation allowance related mainly to the tax assets resulting from the Logica acquisition.

The Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in subsidiaries for which a deferred tax liability has not been recognized amount to $934,176,000.

The cash and cash equivalents held by foreign subsidiaries were $16,400,000 as at September 30, 2013. The tax implications on the repatriation of the cash and cash equivalents have no significant impact on the liquidities of the Company and its consolidated financial statements.

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefits plans to its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit retirement plans primarily for the benefit of employees in U.K. and Netherlands, with smaller plans in other countries like Germany, France, Sweden, Norway and Switzerland.

The largest plans are funded plans, where contributions are made by the Company, and also in some cases by the employees, to build up a separate fund of assets which is used to pay the employee benefits. The plans’ assets are held in funds separate from those of the Company. Contribution rates are assessed by the actuary or insurer of each plan in regular funding reviews. Plan benefits typically provide for a pension on retirement based on years of qualifying service and final pensionable salary.

The Company also operates unfunded plans where the Company will be required to pay the future employee benefits from its future earnings.

Stichting Pensioenfonds CMG (Netherlands) – last full actuarial valuation at December 31, 2011

The defined benefit pension plan in Netherlands is closed to accrual. At September 30, 2013, the plan held an insurance policy which matched the majority of the benefits due to members. At October 9, 2013 the Company signed an agreement with an insurance company to cover residual benefits and is no longer exposed to risks in respect of this plan.

CMG UK Pension Plan – last full actuarial valuation at September 30, 2012

CMG UK Pension Plan is the most significant plan in U.K. The plan is closed to accrual and the last funding valuation performed in September 30, 2011 reported a deficit of $78,702,000. A revised recovery plan was agreed with the Trustees and the Company will pay contributions in respect of the expenses and the shortfall in funding of $13,311,000 annually for a period of 5 years and 9 months from July 1, 2011 to March 31, 2017.

The Company expects to contribute $21,020,000 to defined benefit plans during the following year, of which $16,205,000 relates to U.K. plans, and $4,815,000 relating to other plans. The contributions include new benefit accruals and deficit recovery payments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-retirement benefits plans and post-employment benefits plan other than pensions included in the consolidated balance sheets:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Defined benefit obligations	(521,505)	(366,533)	(162,875)	(1,050,913)
Fair value of plan assets	491,717	364,848	50,428	906,993

	(29,788)	(1,685)	(112,447)	(143,920)
Fair value of reimbursement rights	—	—	20,856	20,856

Net liability recognized in the balance sheet	(29,788)	(1,685)	(91,591)	(123,064)

Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements	—	—	20,856	20,856
Retirement benefits assets	8,813	—	362	9,175
Retirement benefits obligations	(38,601)	(1,685)	(112,809)	(153,095)

	(29,788)	(1,685)	(91,591)	(123,064)

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Defined benefit obligations	(437,585)	(326,620)	(150,827)	(915,032)
Fair value of plan assets	433,727	326,793	45,599	806,119

	(3,858)	173	(105,228)	(108,913)
Fair value of reimbursement rights	—	—	19,122	19,122

Net (liability)/asset recognized in the balance sheet	(3,858)	173	(86,106)	(89,791)

Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements	—	—	19,122	19,122
Retirement benefits assets	8,790	375	—	9,165
Retirement benefits obligations	(12,648)	(202)	(105,228)	(118,078)

	(3,858)	173	(86,106)	(89,791)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents a reconciliation of the movements in the defined benefit obligations between the beginning and end of the year, and an analysis of the defined benefit obligations between unfunded plans and those plans that are wholly funded:

Defined benefit obligations	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2012	437,585	326,620	150,827	915,032
Current service cost	1,096	—	7,425	8,521
Interest cost	20,335	12,543	5,489	38,367
Curtailment gains	—	—	(4,371)	(4,371)
Actuarial losses (gains)[1]	53,377	2,439	(3,179)	52,637
Termination benefits	310	—	—	310
Plan participant contributions	271	—	288	559
Benefits paid from the plan	(13,509)	(8,025)	(3,547)	(25,081)
Benefits paid directly by employer	—	—	(2,581)	(2,581)
Foreign currency translation adjustment	22,040	32,956	12,524	67,520

As at September 30, 2013	521,505	366,533	162,875	1,050,913

Defined benefit obligation of unfunded plans	—	—	41,272	41,272
Defined benefit obligation of funded plans	521,505	366,533	121,603	1,009,641

As at September 30, 2013	521,505	366,533	162,875	1,050,913

Defined benefit obligations	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2011	—	—	7,035	7,035
Liabilities assumed in a business acquisition	436,695	304,686	134,780	876,161
Current service cost	140	—	643	783
Interest cost	2,267	1,289	880	4,436
Actuarial (gains) losses[1]	(10,615)	10,214	3,660	3,259
Termination benefits	95	—	—	95
Plan participant contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(410)	(1,518)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,386	11,118	4,367	24,871

As at September 30, 2012	437,585	326,620	150,827	915,032

Defined benefit obligation of unfunded plans	—	—	39,548	39,548
Defined benefit obligation of funded plans	437,585	326,620	111,279	875,484

As at September 30, 2012	437,585	326,620	150,827	915,032

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents a reconciliation of the movements in plan assets and reimbursement rights between the beginning and end of the year:

Plan assets and reimbursement rights	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2012	433,727	326,793	64,721	825,241
Expected return on assets	18,885	12,559	2,518	33,962
Employer contributions	16,937	—	5,664	22,601
Actuarial gains (losses)[1]	13,885	562	(404)	14,043
Plan participants contributions	271	—	288	559
Benefits paid from the plan	(13,509)	(8,025)	(4,132)	(25,666)
Benefits paid directly by employer	—	—	(2,581)	(2,581)
Foreign currency translation adjustment	21,521	32,959	5,210	59,690

As at September 30, 2013	491,717	364,848	71,284	927,849

Plan assets	491,717	364,848	50,428	906,993
Reimbursement rights	—	—	20,856	20,856

As at September 30, 2013	491,717	364,848	71,284	927,849

Plan assets and reimbursement rights	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2011	—	—	—	—
Assets acquired in a business acquisition	423,111	304,944	61,263	789,318
Expected return on assets	2,196	1,291	246	3,733
Employer contributions	233	—	649	882
Actuarial (losses) gains[1]	(594)	10,119	1,122	10,647
Plan participants contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(482)	(1,590)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,164	11,126	2,051	22,341

As at September 30, 2012	433,727	326,793	64,721	825,241

Plan assets	433,727	326,793	45,599	806,119
Reimbursement rights	—	—	19,122	19,122

As at September 30, 2012	433,727	326,793	64,721	825,241

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Equities	181,463	—	2,214	183,677
Bonds	283,186	—	20,805	303,991
Property	23,529	—	4,936	28,465
Cash	3,539	2,435	513	6,487
Other[1]	—	362,413	21,960	384,373

	491,717	364,848	50,428	906,993

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Equities	141,402	—	2,465	143,867
Bonds	262,845	—	20,065	282,910
Property	21,398	—	4,930	26,328
Cash	8,082	2,733	2,263	13,078
Other[1]	—	324,060	15,876	339,936

	433,727	326,793	45,599	806,119

[1]	Other is mainly composed of various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company or property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense recognized in the consolidated statements of earnings:

		Year ended September 30
	2013	2012
	$	$
Current service cost	8,521	783
Curtailment gain	(4,371)	—
Termination benefits	310	95
Interest cost	38,367	4,436
Expected return on plan assets and reimbursement rights[1]	(33,962)	(3,733)

	8,865 [2]	1,581	[2]

[1]	Actual return on plan assets and reimbursement rights was $48,005,000 ($14,380,000 for the year ended September 30, 2012).
[2]

The expense was presented as costs of services, selling and administrative and finance costs for an amount of $5,981,000 and $4,405,000, respectively ($878,000 and $703,000 for the year ended September 30, 2012), with a curtailment gain of $1,521,000 presented in acquisition-related and integration costs ($nil for the year ended September 30, 2012) (Note 25b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rate, expected return on plan assets, rate of inflation, salary and pension increases and mortality rates all have a significant effect on the accounting valuation.

As at September 30, 2013	U.K.	Netherlands	Other	Total
	%	%	%	%
Discount rate	4.40	3.60	3.84	4.03
Expected return on plan assets	5.05	3.60	4.32	4.43
Future salary increases	3.35	—	—	—
Future pension increases	3.19	—	—	—
Inflation	3.35	2.00	2.20	2.72

As at September 30, 2012	U.K.	Netherlands	Other	Total
	%	%	%	%
Discount rate	4.55	3.55	3.35	4.00
Expected return on plan assets	4.55	3.55	3.26	4.07
Future salary increases	2.60	—	—	—
Future pension increases	2.57	—	—	—
Inflation	2.60	2.00	2.10	2.31

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables: (1) U.K.: 110% PNXA00 (year of birth) plus CMI_2011 projections with 1% p.a. minimum long term improvement rate; and (2) Netherlands: AG Generation 2012-2062 with an age setback of 1 year.

The overall expected rate of return on plan assets is calculated as a weighted average of the expected rates of return of individual asset classes. The weighted average is calculated by reference to the amount in each class of plan assets at the end of the reporting period. The expected rates of return on bonds is determined by reference to market yields at the end of the reporting period for bonds of similar term to those held as plan assets. The expected rate of return on equities is determined by reference to real historical equity market returns.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

The following table shows the sensitivity of the defined benefit obligations to changes in these assumptions:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Increase of 0.25% in the discount rate	(21,118)	(14,367)	(5,539)	(41,024)
Decrease of 0.25% in the discount rate	23,052	15,235	5,770	44,057
Increase of 0.25% in inflation	16,235	—	1,438	17,673
Decrease of 0.25% in inflation	(14,107)	—	(625)	(14,732)
Increase of one year in life expectancy	10,504	8,747	2,204	21,455
Decrease of one year in life expectancy	(10,626)	(8,973)	(2,650)	(22,249)

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Increase of 0.25% in the discount rate	(18,043)	(14,154)	(5,200)	(37,397)
Decrease of 0.25% in the discount rate	19,424	13,599	5,195	38,218
Increase of 0.25% in inflation	13,698	—	778	14,476
Decrease of 0.25% in inflation	(11,902)	—	(830)	(12,732)
Increase of one year in life expectancy	8,901	6,855	2,222	17,978
Decrease of one year in life expectancy	(9,004)	(7,018)	(2,184)	(18,206)

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost expense for defined contribution plans amounted to $207,616,000 in 2013 ($45,194,000 in 2012).

In addition, in Sweden the Company contributes to the Alecta SE pension plan which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as it is a multi-employer plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2013, Alecta’s collective funding ratio was 145%. The plan expense was $38,598,000 in 2013 ($3,450,000 in 2012).

OTHER BENEFIT PLANS

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $501,000 as at September 30, 2013 ($846,000 as at September 30, 2012). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $24,752,000 as at September 30, 2012 ($18,878,000 as at September 30, 2012).

The deferred compensation plans assets and liabilities are presented in other long-term assets and other long-term liabilities, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

17.	Accumulated other comprehensive income

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Net unrealized gains (losses) on translating financial statements of foreign operations, net of accumulated income tax expense of $18,818 as at September 30, 2013 (net of accumulated income tax expense of $330 as at September 30, 2012)	290,410	(7,351)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $21,349 as at September 30, 2013 (net of accumulated income tax expense of $959 as at September 30, 2012)	(137,714)	6,071
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $3,085 as at September 30, 2013 ($3,302 as at September 30, 2012)	(6,209)	(6,343)
Net unrealized actuarial (losses) gains, net of accumulated income tax recovery of $5,788 as at September 30, 2013 (net of accumulated income tax expense of $1,961 as at September 30, 2012)	(26,267)	4,578
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $617 as at September 30, 2013 ($1,276 as at September 30, 2012)	1,635	3,339

	121,855	294

For the year ended September 30, 2013, $1,967,000 of the net unrealized losses previously recognized in other comprehensive income, net of income tax recovery of $1,601,000, were reclassified to net earnings for derivatives designated as cash flow hedges ($794,000 of the net unrealized gains net of income tax recovery of $277,000 for the year ended September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

18.	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2013 and 2012, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559
Issued upon financing of business acquisition, net of transaction costs	46,707,146	999,178	—	—	46,707,146	999,178
Issued upon exercise of stock options[1]	5,376,920	64,033	—	—	5,376,920	64,033
Repurchased and cancelled[2]	(5,368,000)	(26,942)	—	—	(5,368,000)	(26,942)
Purchased and held in trust[3]	—	(14,252)	—	—	—	(14,252)
Sale of shares held in trust[3]	—	1,118	—	—	—	1,118

As at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Issued upon exercise of stock options[1]	3,765,982	51,971	—	—	3,765,982	51,971
Repurchased and cancelled[2]	(723,100)	(5,780)	—	—	(723,100)	(5,780)
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)
PSUs exercised[3]	—	272	—	—	—	272
Conversion of shares[4]	335,392	468	(335,392)	(468)	—	—

As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494

[1]

The carrying value of Class A subordinate shares includes $12,531,000 ($16,010,000 in 2012), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

On January 30, 2013, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 20,685,976 Class A subordinate shares during the next year (22,064,163 in 2012) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase commencing February 11, 2013, until no later than February 10, 2014, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During the year ended September 30, 2013, the Company repurchased 723,100 Class A subordinate shares (5,368,000 in 2012) for cash consideration of $22,869,000 ($102,845,000 in 2012). The excess of the purchase price over the carrying value, in the amount of $17,089,000 ($75,903,000 in 2012), was charged to retained earnings.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 336,849 Class A subordinate shares of the Company on the open market for $7,663,000 during the year ended September 30, 2013 (761,358 Class A subordinate shares for $14,252,000 during the year ended September 30, 2012). In addition, during the year ended September 30, 2013, 14,020 PSUs were exercised with a recorded fair value of $217,000 that was removed from contributed surplus. The excess of the average carrying value over the recorded fair value in the amount of $55,000 was removed from contributed surplus. As at September 30, 2013, 1,186,695 Class A subordinate shares were held in trust under the PSU plan (863,866 as at September 30, 2012) (Note 19b).

[4]	During the year ended September 30, 2013, a shareholder converted 335,392 Class B shares into 335,392 Class A subordinate shares.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

19.	Share-based payments

a) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2013, 37,115,627 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2013		2012
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	18,617,230	12.69	24,163,317	11.42
Granted	7,196,903	23.89	2,551,547	19.74
Exercised	(3,765,982)	10.47	(5,376,920)	8.93
Forfeited	(1,825,447)	19.77	(2,720,714)	15.47
Expired	(13,135)	11.42	—	—

Outstanding, end of year	20,209,569	16.45	18,617,230	12.69

Exercisable, end of year	10,955,235	11.70	12,079,231	10.69

The weighted average share price at the date of exercise for share options exercised in 2013 was $29.47 ($22.46 in 2012).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2013:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
6.69 to 7.81	818,879	3.06	7.69	818,879	7.69
8.00 to 8.55	1,070,895	1.59	8.53	1,070,895	8.53
9.05 to 9.43	2,229,726	5.00	9.31	2,229,726	9.31
10.05 to 11.80	1,605,616	4.03	11.37	1,605,616	11.37
12.54 to 13.26	3,177,721	5.99	12.55	3,177,721	12.55
14.48 to 15.96	3,317,208	7.00	15.48	1,687,459	15.48
19.28 to 22.52	987,510	8.00	19.77	296,954	19.86
23.65 to 32.57	7,002,014	9.22	23.89	67,985	26.39

	20,209,569	6.76	16.45	10,955,235	11.70

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

19.	Share-based payments (continued)

a) Stock options (continued)

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2013	2012
Weighted average assumptions
Grant date fair value ($)	4.98	4.67
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.67	27.63
Risk-free interest rate (%)	1.29	1.20
Expected life (years)	4.00	4.00
Exercise price ($)	23.89	19.74
Share price ($)	23.89	19.74

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2011	164,012
Granted[1]	761,358
Forfeited	(61,504)

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Exercised	(14,020)
Forfeited	(469,072)

Outstanding as at September 30, 2013	1,186,695

[1]	The PSUs granted in the period had a grant date fair value of $23.65 per unit in 2013 ($19.71 in 2012).

c) Share-based payment costs

The share-based payment expense recorded in cost of services, selling and administrative expenses is as follows:

	Year ended September 30
	2013	2012
	$	$
Stock options	19,631	9,310
PSUs	11,642	3,210

	31,273	12,520

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the year ended September 30:

	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	455,820	307,900,034	1.48	131,529	263,431,660	0.50
Dilutive stock options and PSUs[2]		9,074,145			10,212,342

	455,820	316,974,179	1.44	131,529	273,644,002	0.48

[1]

The 723,100 Class A subordinate shares repurchased and 1,186,695 Class A subordinate shares held in trust during the year ended September 30, 2013 (5,368,000 and 863,866, respectively, during year ended September 30, 2012), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 19,994 stock options for the year ended September 30, 2013 (2,400,489 for the year ended September 30, 2012), as they were anti-dilutive.

21.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2013	As at September 30, 2012
	$	$
Recognized as:
Revenue in the respective year	1,634,739	637,764
Recognized as:
Amounts due from customers under construction contracts[1]	311,733	366,398
Amounts due to customers under construction contracts	(209,890)	(206,235)

[1]	As at September 30, 2013, retentions held by customers for contract work in progress amounted to $38,133,000 ($21,402,000 as at September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

22.	Costs of services, selling and administrative

	Year ended September 30
	2013	2012
	$	$
Salaries and other member costs[1]	5,954,032	2,771,802
Hardware, software and data center related costs	864,687	400,015
Professional fees and other contracted labour	1,311,323	592,374
Property costs	410,197	204,944
Amortization and depreciation (Note 23)	416,889	220,054
Other operating expenses	55,182	37,670

	9,012,310	4,226,859

[1]	Net of tax credits of $95,911,000 in 2013 ($98,750,000 in 2012).

23.	Amortization and depreciation

	Year ended September 30
	2013	2012
	$	$
Depreciation of PP&E1	175,687	93,053
Amortization of intangible assets	185,309	99,674
Amortization of contract costs related to transition costs	55,893	27,327

Included in costs of services, selling and administrative (Note 22)	416,889	220,054
Amortization of contract costs related to incentives (presented as a reduction of revenue)	8,151	8,723
Amortization of internal-use software (presented in acquisition-related and integration costs) (Note 25b)	8,672	—
Amortization of deferred financing fees (presented in finance costs)	1,186	1,211
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,046	1,371
Amortization of premiums and discounts on long-term investments (presented net in finance costs)	—	39

	435,944	231,398

[1]	Depreciation of property, plant and equipment acquired under finance leases was $21,102,000 in 2013 ($20,799,000 in 2012).

24.	Finance costs

	Year ended September 30
	2013	2012
	$	$
Interest on long-term debt	104,502	40,853
Net finance costs on defined benefit plans (Note 16)	4,405	703
Other finance costs	5,024	543

	113,931	42,099

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries

2013 TRANSACTIONS

There were no significant acquisitions and disposals during fiscal 2013.

2012 TRANSACTIONS

a) Modifications to purchase price allocation

On August 20, 2012, the Company acquired 100% of the outstanding ordinary shares of Logica, a business and technology services company, for a total cash consideration of $2,682,380,000 and the assumption of Logica’s net debt of $866,658,000. The acquisition and the repayment of Logica’s debt assumed were funded through the issuance of 46,707,146 new Class A subordinate voting shares at a price of $21.41 for a total consideration of $1,000,000,000 and through a term loan agreement of $1,933,858,000. The remaining funding came from the Company’s existing credit facility and cash.

During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation.

	Purchase price allocation, as originally reported	Adjustments and reclassifications	Final purchase price allocation
	$	$	$
Assets
Current assets[1]	1,374,838	(72,333)	1,302,505
Property, plant and equipment	250,808	(19,169)	231,639
Contract costs	71,697	948	72,645
Intangible assets	603,683	(68,620)	535,063
Other long-term assets	87,789	(1,667)	86,122
Deferred tax assets	197,210	126,571	323,781
Goodwill	3,276,172	265,324	3,541,496

	5,862,197	231,054	6,093,251

Liabilities
Current liabilities	(1,546,273)	(285,657)	(1,831,930)
Debt[2]	(808,775)	—	(808,775)
Deferred tax liabilities	(43,616)	22,472	(21,144)
Long-term provisions	(182,880)	86,570	(96,310)
Retirement benefits obligations	(113,526)	—	(113,526)
Other long-term liabilities	(426,864)	(54,439)	(481,303)

	(3,121,934)	(231,054)	(3,352,988)

Bank overdraft assumed, net	(57,883)	—	(57,883)

Net assets acquired	2,682,380	—	2,682,380

Cash consideration	2,676,912		2,676,912
Consideration payable[3]	5,468		5,468

[1]	The current assets include accounts receivable with a fair value of $866,816,000 which approximates the gross amount due under the contracts.
[2]

The fair value of the assumed debt in the business acquisition at August 20, 2012 was $808,775,000. In 2012, the Company repaid Logica’s debt for an amount of $891,354,000, less settlement of foreign currency forward contracts of $50,171,000 resulting in a loss of $83,632,000, which was recorded in acquisition-related and integration costs.

[3]	Paid during the year ended September 30, 2013.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012

The following represents the revised consolidated balance sheet as at September 30, 2012 which reflects the final purchase price allocation adjustments and the related additional reclassifications applied to the consolidated balance sheet as at September 30, 2012. A discussion of the adjustments and resulting impact for year ended September 30, 2012 are presented further below.

	As originally reported		Adjustments and reclassifications	Foreign exchange on adjustments	Final
	$		$	$	$
Assets
Current assets
Cash and cash equivalents	113,103		—	—	113,103
Short-term investments	14,459		—	—	14,459
Accounts receivable	1,446,149	A	(32,273)	(941)	1,412,935
Work in progress	744,482	A	(45,819)	(1,531)	697,132
Prepaid expenses and other current assets	244,805	A	(8,840)	(3)	235,962
Income taxes	24,650	I	14,599	628	39,877

Total current assets before funds held for clients	2,587,648		(72,333)	(1,847)	2,513,468
Funds held for clients	202,407		—	—	202,407

Total current assets	2,790,055		(72,333)	(1,847)	2,715,875
Property, plant and equipment	500,995	A, B, F	(19,169)	(346)	481,480
Contract costs	167,742	A	948	(40)	168,650
Intangible assets	858,892	C	(68,620)	(2,493)	787,779
Other long-term assets	96,351	A	(1,667)	(59)	94,625
Deferred tax assets	219,590	I	126,571	2,528	348,689
Goodwill	5,819,817		265,324	7,993	6,093,134

	10,453,442		231,054	5,736	10,690,232

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,156,737	A, H	124,680	4,614	1,286,031
Accrued compensation	539,779	D	(16,695)	(520)	522,564
Deferred revenue	443,596	A	90,792	1,514	535,902
Income taxes	177,030	I	(58)	(10)	176,962
Provisions	160,625	E, F, J	86,938	3,124	250,687
Current portion of long-term debt	52,347		—	—	52,347

Total current liabilities before clients’ funds obligations	2,530,114		285,657	8,722	2,824,493
Clients’ funds obligations	197,986		—	—	197,986

Total current liabilities	2,728,100		285,657	8,722	3,022,479
Long-term provisions	216,507	E, F	(86,570)	(3,799)	126,138
Long-term debt	3,196,061		—	—	3,196,061
Other long-term liabilities	601,232	A, D, G, H	54,439	1,450	657,121
Deferred tax liabilities	171,130	I	(22,472)	(1,206)	147,452
Retirement benefits obligations	118,078		—	—	118,078

	7,031,108		231,054	5,167	7,267,329

Equity
Retained earnings	1,113,225		—	—	1,113,225
Accumulated other comprehensive (loss) income	(275)		—	569	294
Capital stock	2,201,694		—	—	2,201,694
Contributed surplus	107,690		—	—	107,690

	3,422,334		—	569	3,422,903

	10,453,442		231,054	5,736	10,690,232

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

A.	Contract accounting

The Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, work in progress, prepaid expenses and other current assets, property, plant and equipment and other long-term assets decreased by an amount of $32,273,000, $13,663,000, $8,840,000, $8,947,000, $1,667,000, respectively while contract costs, accounts payable and accrued liabilities as well as long-term deferred revenue, estimated losses on revenue-generating contracts and other within other long-term liabilities increased by an amount of $948,000, $4,482,000, $29,638,000, $142,173,000 and $8,514,000, respectively.

In addition, certain reclassifications for presentation purposes were done. As a result, accounts payable and accrued liabilities and current deferred revenue increased by an amount of $114,253,000 and $90,792,000, respectively while work in progress, long-term deferred revenue and estimated losses on revenue-generating contracts within other long-term liabilities decreased by an amount of $32,156,000, $131,751,000 and $105,450,000, respectively.

B.	Buildings

The Company refined the assumptions related to the fair value of buildings acquired. As a result, property, plant and equipment decreased by an amount of $2,377,000.

C.	Intangible assets

The Company refined the assumptions related to cash flows. As a result, internal-use software increased by an amount of $5,918,000 while business solutions and client relationships decreased by an amount of $3,966,000 and $70,572,000, respectively.

D.	Accrued compensation

The Company adjusted the accrued compensation provision. As a result, accrued compensation decreased by an amount of $16,695,000 while other within other long-term liabilities increased by an amount of $5,488,000.

E.	Litigations and claims

The Company obtained supplementary information, reviewed estimates and settled claims that have been agreed upon by both parties for a social security and contractual dispute claim against the Company. As a result, current and non-current provisions for litigations decreased by an amount of $708,000 and $18,144,000, respectively.

In addition, the Company made certain reclassifications from non-current provisions to current provisions for an amount of $86,884,000.

F.	Lease provisions

The Company refined the assumptions related to the discount rate, sub-lease rental cash flows and costs to restore premises at the end of the lease period. As a result, onerous leases within current provisions decreased by an amount of $3,704,000 while onerous lease and decommissioning liabilities within non-current provisions and decommissioning liabilities within current provisions increased by an amount of $9,681,000, $13,777,000 and $1,405,000. Additionally, leasehold improvements within property, plant and equipment decreased by an amount of $7,845,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

G.	Fair value of client contracts

The Company refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, long-term deferred revenue within other long-term liabilities increased by an amount of $67,507,000.

H.	Fair value of lease contracts

The Company refined the assumptions related to the discount rate and rental rates in effect at the acquisition date of lease contracts. As a result, deferred rent within accounts payable and accrued liabilities and within other long-term liabilities increased by an amount of $5,945,000 and $38,320,000.

I.	Income taxes

The Company obtained supplementary information concerning income tax provisions. As a result, income taxes payable decreased by an amount of $28,280,000. The related income tax impact of the adjustments to purchase price allocation on income taxes receivable and deferred tax liabilities was a decrease by an amount of $7,501,000 and $6,972,000, respectively while deferred tax assets and income taxes payable increased by an amount of $142,071,000 and $6,122,000, respectively.

In addition, for presentation purposes, reclassifications were made from income taxes payable to income taxes receivable for an amount of $22,100,000 and from deferred tax assets to deferred tax liabilities for an amount of $15,500,000.

J.	Restructuring

The Company refined the assumptions related to restructuring provisions assumed in the acquisition. As a result, expected restructuring costs within current and non-current provisions increased by an amount of $3,061,000 and decreased by an amount of $5,000,000, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

b) Acquisition-related and integration costs

In connection with the acquisition of Logica, the Company expensed $338,439,000 of the announced integration program of $525,000,000, during the year ended September 30, 2013. This amount included integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $249,799,000 (Note 12), costs related to onerous leases of $31,899,000 (Note 12) and other integration costs of $56,741,000. During the year ended September 30, 2012, the integration costs of $109,714,000 included integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $101,475,000 (Note 12) and other integration costs of $8,239,000.

During the year ended September 30, 2013, the Company paid in total $306,433,000 ($8,239,000 during the year ended September 30, 2012) related to the integration program and $37,937,000 ($5,384,000 during the year ended September 30, 2012), related to the restructuring program of Logica announced before the acquisition, on December 14, 2011. During the year ended September 30, 2013, the non-cash integration costs of $7,151,000 ($nil during the year ended September 30, 2012) included amortization expense of $8,672,000 (Note 23) and curtailment gain of $1,521,000 (Note 16).

In addition, during the year ended September 30, 2012, the Company expensed acquisition-related costs of $36,403,000 and financing costs of $108,856,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisition and foreign exchange call options for an amount of $7,146,000 in order to comply with the funds certain requirement under the UK City Code on Takeovers and Mergers. During the year ended September 30, 2013, the Company paid $27,203,000 ($118,056,000 during the year ended September 30, 2012) related to the acquisition-related costs.

c) Disposal

There were no significant disposals during fiscal 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

26.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2013	2012
	$	$
Accounts receivable	280,146	(61,373)
Work in progress	(169,035)	(15,815)
Prepaid expenses and other assets	14,757	(10,020)
Accounts payable and accrued liabilities	(231,169)	62,697
Accrued compensation	164,166	89,836
Provisions	(67,055)	85,715
Deferred revenue	(163,941)	46,727
Other long-term liabilities	(106,253)	(536)
Income taxes	(3,172)	(21,273)

	(281,556)	175,958

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2013	2012
	$	$
Operating activities
Accounts receivable	(412)	(284)
Prepaid expenses and other assets	(4,180)	(11,105)

	(4,592)	(11,389)

Investing activities
Purchase of property, plant and equipment	(12,909)	(32,207)
Additions of intangible assets	(4,948)	(15,359)
Additions of other long-term assets	(1,852)	(7,426)

	(19,709)	(54,992)

Financing activities
Increase in obligations under finance leases	11,745	29,753
Increase in obligations	12,144	36,344
Issuance of shares	412	284

	24,301	66,381

c) Interest paid and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2013	2012
	$	$
Interest paid	104,981	34,573
Interest received	3,550	3,415
Income taxes paid	131,552	144,010

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through five operating segments, namely: U.S., Canada, GIS, Europe & Asia Pacific and Logica. Effective October 1, 2012, as a result of changes to the management reporting structure in the current year, the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: U.S., NSESA; Canada; France (including Luxembourg and Morocco); U.K.; CEE (including Netherlands, Germany and Belgium); and Asia Pacific (including Australia, India, Philippines and the Middle East).

The following presents information on the Company’s operations based on its current management structure effective October 1, 2012. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

			Year ended September 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	2,512,530	2,010,693	1,685,723	1,273,604	1,158,520	1,003,950	439,604	10,084,624

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	283,690	139,418	320,306	109,760	102,820	67,341	52,295	1,075,630
Acquisition-related and integration costs								(338,439)
Finance costs								(113,931)
Finance income								4,362

Earnings before income taxes								627,622

[1]

Total amortization and depreciation of $426,086,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $103,520,000, $78,095,000, $99,899,000, $30,855,000, $52,417,000, $34,899,000 and $26,401,000, respectively for the year ended September 30, 2013.

			Year ended September 30, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	2,120,382	216,366	1,737,529	157,328	171,548	191,596	177,705	4,772,454

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	233,764	(9,370)	302,552	(9,168)	(2,297)	(834)	32,082	546,729
Acquisition-related and integration costs								(254,973)
Finance costs								(42,099)
Finance income								5,318
Other income								3,955
Share of profit on joint venture								3,996

Earnings before income taxes								262,926

[1]

Total amortization and depreciation of $230,148,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $90,752,000, $8,606,000, $104,624,000, $4,372,000, $9,414,000, $5,398,000 and $6,982,000 respectively, for the year ended September 30, 2012.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for property, plant and equipment, contract costs and intangible assets based on their location:

	As at September 30, 2013	As at September 30, 2012 (Revised)
	$	$
U.S.	288,307	298,967
Canada	289,248	292,990
U.K.	210,089	243,998
France	125,056	130,225
Sweden	96,608	103,581
Finland	66,408	76,550
Germany	55,786	63,166
Netherlands	50,016	52,483
Rest of the world	142,262	175,949

	1,323,780	1,437,909

The following table provides revenue information based on the client’s location:

	2013	2012
	$	$
U.S.	2,650,540	2,240,644
Canada	1,670,190	1,721,491
U.K.	1,271,405	205,247
France	1,257,473	153,879
Sweden	909,977	59,822
Finland	571,682	56,437
Netherlands	507,638	62,135
Germany	353,967	97,134
Rest of the world	891,752	175,665

	10,084,624	4,772,454

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2013	2012
	$	$
Outsourcing
IT Services	4,474,203	2,216,942
BPS	1,143,069	838,879
Systems integration and consulting	4,467,352	1,716,633

	10,084,624	4,772,454

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,392,286,000 (13.8%) of revenues included within the U.S. segment for the year ended September 30, 2013 ($1,336,941,000 (28.0%) for the year ended September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

28.	Related party transactions

a) Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries are as follows:

Name of subsidiary	Country of incorporation
Conseillers en Gestion et Informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States
Stanley Associates, Inc.	United States
CGI Federal Inc.	United States
Oberon Associates, Inc.	United States
CGI Information Systems and Management Consultants Private Limited	India
Logica Private Limited	India
CGI France SAS	France
CGI Business Consulting France SAS	France
CGI Nederland BV	Netherlands
Logica Deutschland GmbH & Co KG	Germany
CGI TI Portugal SA	Portugal
CGI Danmark A/S	Denmark
CGI Norge AS	Norway
CGI Technologies and Solutions Australia Pty Limited	Australia
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI Sverige Infrastructure Management Abv	Sweden
CGI Information Systems and Management Consultants (UK) Limited	United Kingdom
CGI IT UK Limited	United Kingdom

b) Compensation of key management personnel

Compensation of key management personnel, defined as the Board of Directors and the Executive Vice-President and Chief Financial Officer, was as follows:

	2013	2012
	$	$
Short-term employee benefits	8,940	3,909
Share-based payments	13,715	5,732

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Commitments, contingencies and guarantees

a) Commitments

At September 30, 2013, the Company is committed under the terms of operating leases with various expiration dates up to 2027, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,652,449,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	376,539
Between one and two years	300,867
Between two and five years	627,123
Beyond five years	347,920

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings during the year was $326,140,000 ($136,938,000 in 2012), net of sub-lease income of $25,851,000 ($8,014,000 in 2012). As at September 30, 2013, the total future minimum sub-lease payments expected to be received under non-cancellable sub-lease were $110,823,000 ($114,458,000 as at September 30, 2012).

The Company entered into long-term service and other agreements representing a total commitment of $63,856,000. Minimum payments under these agreements are due as follows:

$
Less than one year	30,867
Between one and two years	23,976
Between two and five years	9,013
Beyond five years	—

b) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Commitments, contingencies and guarantees (continued)

c) Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $9,742,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2013. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2013, the Company provided for a total of $53,926,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term. The Company also has letters of credit for a total of $83,830,000 in addition to the letters of credit covered by the unsecured committed revolving facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments

FAIR VALUE

At September 30, 2013 and 2012, the estimated fair values of trade accounts receivable, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt obligation and clients’ funds obligations approximate their respective carrying values.

The fair values of Senior U.S. unsecured notes, the unsecured committed revolving facility and the unsecured committed term loan credit facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $510,667,000, $254,162,000 and $1,984,773,000 as at September 30, 2013, respectively ($521,971,000, $685,951,000 and $1,951,279,000 as at September 30, 2012, respectively), as compared to their carrying value $475,787,000, $254,818,000 and $1,974,490,000, respectively ($467,610,000, $691,960,000 and $1,933,948,000 as at September 30, 2012, respectively) (Note 13).

The following table summarizes the fair value of outstanding hedging instruments:

	Recorded in	As at September 30, 2013	As at September 30, 2012
		$	$
Hedges on net investments in foreign operations
US$552,000 debt designated as the hedging instrument of the Company’s net investment in U.S. operations (US$818,000 as at September 30, 2012)	Long-term debt	567,732	804,667
€85,000 debt designated as a hedging instrument of the Company’s net investment in European operations (€45,000 as at September 30, 2012)	Long-term debt	118,320	56,907
$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2012)	Other long-term liabilities	137,795	23,876
Cash flow hedges on future revenue
US$56,800 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$32,100 as at September 30, 2012)	Other current assets	1,078	6,514
	Other long-term assets	300	1,024
US$94,436 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$51,944 as at September 30, 2012)	Accrued liabilities	3,707	1,678
	Other long-term liabilities	4,079	2,697
$142,528 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($53,145 as at September 30, 2012)	Other current assets	267	—
	Other long-term assets	838	—
	Accrued liabilities	2,605	6,533
	Other long-term liabilities	1,549	2,073

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

FAIR VALUE (CONTINUED)

	Recorded in	As at September 30, 2013	As at September 30, 2012
		$	$
Cash flow hedges on future revenue (continued)
€31,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€nil as at September 30, 2012)	Accrued liabilities	11	—
	Other long-term liabilities	52	—
€17,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham (€nil as at September 30, 2012)	Other long-term assets	26	—
	Accrued liabilities	149	—
	Other long-term liabilities	54	—
Cash flow hedges on unsecured committed term loan credit facility
$1,234,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2012)	Other long-term assets	1,354	—
	Accrued liabilities	412	—
	Other long-term liabilities	537	4,202
Fair value hedges on Senior U.S. unsecured notes
US$250,000 interest rate swaps fixed-to-floating (US$125,000 as at September 30, 2012)	Other long-term assets	—	1,074
	Other long-term liabilities	13,044	—
Derivatives not designated as hedges
£nil foreign currency forward contracts to hedge the net exposure of some assets and liabilities denominated in foreign currencies (£37,288 as at September 30, 2012)	Accrued liabilities	—	2,182

Valuation techniques used to value financial instruments are as follows:

•	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

•

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows.

The Company expects that approximately $5,733,000 of the accumulated net unrealized loss on all derivative financial instruments designated as cash flow hedges as at September 30, 2013 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2013, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 13) and holds interest rate swaps that mitigate this risk on the variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The Company also has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Interest rate risk (continued)

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivatives. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar and euro revenues.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed revolving facility and Senior U.S. unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

In addition, to mitigate foreign exchange risk arising from transactions denominated in currencies other than the Company’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically by means of foreign currency forward contracts. Moreover, during the year ended September 30, 2013, the Company entered into a cross-currency swap contract to exchange Canadian dollars for U.S. dollars related to part of the unsecured committed term loan credit facility. The Company has not applied hedge accounting to any of these contracts. During the year ended September 30, 2013, a fair value gain on the cross-currency swap contract amounted to $21,325,000 and was offsetting a translation exchange loss on the unsecured committed term loan credit facility of $21,600,000. A fair value loss of $6,992,000 on the foreign currency forward contracts was also offsetting a translation exchange gain.

The gains and losses on the economic hedges and the hedged instruments were recorded in foreign exchange gain in the consolidated statements of earnings. As at September 30, 2013, these contracts were terminated.

The Company is mainly exposed to fluctuations in the Swedish krona, U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

	2013				2012
	Swedish krona impact	U.S. dollar impact	Euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	Euro impact	British pound impact
Increase in net earnings	11,548	4,201	5,921	55	4,041	5,067	5,362	5,241
Decrease in other comprehensive income	—	(71,751)	(150,066)	—	—	(87,564)	(126,356)	—

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2013	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,125,916	1,125,916	1,125,916	—	—	—
Accrued compensation	713,933	713,933	713,933	—	—	—
Senior U.S. unsecured notes	475,787	643,324	22,308	22,308	149,547	449,161
Unsecured committed revolving facility	254,818	273,935	6,000	6,000	261,935	—
Unsecured committed term loan credit facility	1,974,490	2,105,910	544,955	536,547	1,024,408	—
Obligations repayable in blended monthly installments	79,446	84,392	21,940	24,861	37,449	142
Other long-term debt	14,081	14,081	5,023	1,129	2,972	4,957
Clients’ funds obligations	220,279	220,279	220,279	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	9,697
Outflow		13,523	6,740	4,679	2,104	—
(Inflow)		(2,746)	(1,367)	(631)	(748)	—
Cross-currency swaps	137,795
Outflow		1,356,654	25,153	231,178	1,100,323	—
(Inflow)		(1,248,720)	(37,835)	(220,777)	(990,108)	—
Interest rate swaps	12,639
Outflow		1,596,637	474,184	318,714	515,635	288,104
(Inflow)		(1,625,755)	(475,879)	(321,066)	(526,778)	(302,032)

	5,018,881	5,271,363	2,651,350	602,942	1,576,739	440,332

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2012	Carrying amount (Note 25a)	Contractual cash flows (Note 25a)	Less than one year (Note 25a)	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,286,031	1,286,031	1,286,031	—	—	—
Accrued compensation	522,564	522,564	522,564	—	—	—
Senior U.S. unsecured notes	467,610	635,519	21,299	21,299	145,980	446,941
Unsecured committed revolving facility	691,960	762,215	16,783	16,783	728,649	—
Unsecured committed term loan credit facility	1,933,948	2,146,967	67,870	547,177	1,531,920	—
Obligations repayable in blended monthly installments	60,812	64,330	20,166	17,653	26,444	67
Other long-term debt	8,954	8,954	476	8,478	—	—
Clients’ funds obligations	197,986	197,986	197,986	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	5,443
Outflow		14,265	8,620	2,915	2,730	—
(Inflow)		(7,603)	(6,556)	(1,047)	—	—
Cross-currency swaps	23,876
Outflow		1,254,517	22,612	22,612	1,209,293	—
(Inflow)		(1,288,939)	(38,519)	(38,519)	(1,211,901)	—
Interest rate swaps	3,128
Outflow		1,445,111	20,665	469,874	812,132	142,440
(Inflow)		(1,457,023)	(21,489)	(469,624)	(815,336)	(150,574)
Foreign currency forward contracts	2,182
Outflow		406,881	406,881	—	—	—
(Inflow)		(404,741)	(404,741)	—	—	—

	5,204,494	5,587,034	2,120,648	597,601	2,429,911	438,874

As at September 30, 2013, the Company holds cash and cash equivalents and short-term and long-term investments of $126,601,000 ($143,095,000 as at September 30, 2012). The Company also has available $1,210,630,000 in unsecured committed revolving facility (Note 13) ($786,089,000 as at September 30, 2012). The funds held for clients of $222,469,000 ($202,407,000 as at September 30, 2012) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amounts of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with short-term and long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of accounts receivable that are past due:

	2013	2012 (Revised – Note 25)
	$	$
Not past due	814,054	983,093
Past due 1-30 days	109,942	162,314
Past due 31-60 days	43,909	43,736
Past due 61-90 days	32,309	25,101
Past due more than 90 days	21,022	28,510

	1,021,236	1,242,754
Allowance for doubtful accounts	(2,246)	(3,546)

	1,018,990	1,239,208

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2013, total managed capital was $7,048,848,000 ($6,814,406,000 as at September 30, 2012). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents (Note 4), short-term investments, long-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the impact of the fair value of derivative financial instruments) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. unsecured notes, its unsecured committed revolving facility and unsecured committed term loan credit facility. The ratios are as follows:

•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

•

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

•

In the case of the Senior U.S. unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	65